UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 4)*


                  Blue Ridge Real Estate Company and
                        Big Boulder Corporation
-------------------------------------------------------------------------------
                           (Name of Issuer)


 Capital Stock, without par value, stated value $.30 per combined share of Blue
                                 Ridge
            Real Estate Company and Big Boulder Corporation
-------------------------------------------------------------------------------
                    (Title of Class of Securities)


                               096005103
               -----------------------------------------
                            (CUSIP Number)
                           Inna Vysman, Esq.
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                          New York, NY 10004
                            (212) 859-8768
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                October 23, 1997 and November 25, 1997
 ----------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D

CUSIP No. 096005103                           Page 2 of 17 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Trust Under Paragraph I, Article Sixth U/LW/T Leo Model

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

               00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [x]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER
   SHARES                232,693

 BENEFICIALLY    8  SHARED VOTING POWER
                         None
OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER
                         232,693
PERSON WITH

                10  SHARED DISPOSITIVE POWER
                           None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         232,693


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         11.7%


14  TYPE OF REPORTING PERSON*
                  00


                             SCHEDULE 13D

CUSIP No. 09600513                        Page 3 of 17 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS



2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

                         00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                               New York


  NUMBER OF      7  SOLE VOTING POWER
                               None
   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER
                               None
OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER
                               None
PERSON WITH

                10  SHARED DISPOSITIVE POWER
                               None


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        None


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   0%


14  TYPE OF REPORTING PERSON*
                                   CO


                             SCHEDULE 13D

CUSIP No. 096005103                      Page 4  of 17 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Allen Model

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
                    00


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States


  NUMBER OF      7  SOLE VOTING POWER
                         31,928
   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER
                         255,623
OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER
                         31,928
PERSON WITH

                10  SHARED DISPOSITIVE POWER
                         255,623


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         287,551


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         14.4%


14  TYPE OF REPORTING PERSON*
                         IN


                             SCHEDULE 13D

CUSIP No. 096005103                          Page 5 of 17 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               Peter Model

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
          00


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [X]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States


  NUMBER OF      7  SOLE VOTING POWER
                          11,658
   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER
                          254,356
OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER
                          11,658
PERSON WITH

                10  SHARED DISPOSITIVE POWER
                           254,356


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           266,014


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            13.4%


14  TYPE OF REPORTING PERSON*
    CO
                            IN


          This Amendment No. 4 amends and restates the entire text of the Schedule 13D (the "Statement") filed by the Estate of Leo Model (the "Estate"), Jane and Leo Model Foundation, Inc., a New York corporation (the "Jane and Leo Foundation"), and Allen Model and Peter Model (the "Models") with the Securities and Exchange Commission (the "Commission") on May 3, 1982, as it was amended by Amendment No. 1, filed with the Commission on May 24, 1983 by the Estate, the Jane and Leo Foundation and the Models ("Amendment No. 1"), Amendment No. 2, filed with the Commission on July 9, 1985 ("Amendment No. 2") by the Estate, the Jane and Leo Foundation, the Models and the Trust under Paragraph I, Article Sixth under the Last Will and Testament of Leo Model (the "Lead Trust"), and Amendment No. 3, filed with the Commission on May 23, 1991 by the Lead Trust, Leo Model Foundation, Inc., a New York corporation which was the successor by merger to the Jane and Leo Foundation (the "Leo Foundation"), and the Models ("Amendment No. 3").

Item 1.   Security and Subject Company
          ----------------------------

          This statement relates to the shares of Capital Stock, without par value, stated value $.30 per combined Share (the "Shares"), of Blue Ridge Real Estate Company and Big Boulder Corporation (together, the "Issuer"), each corporation organized under the laws of the state of Pennsylvania and each having its principal office at Route 940 Mosewood Road, Blakeslee, Pennsylvania 18610. Under a Security Combination Agreement between the corporations and under the By-Laws of both corporations, Shares of the two corporations are combined in unit certificates, each certificate representing the same number of Shares of each of the corporations.

Item 2.   Identity and Background
          -----------------------

          (a) This Amendment No. 4 is being filed on behalf of the Lead Trust, the Leo Foundation and the Models (collectively, the "Reporting Persons"). Allen Model and Peter Model are the trustees of the Lead Trust which has as its beneficiaries certain charities. The issue of Allen Model and Peter Model have a remainder interest in the Lead Trust. Allen Model and Peter Model are directors, and Allen Model is President and Peter Model is a Vice-President, of the Leo Foundation.

          (b) The addresses of the Reporting Persons are:

            Business:   Peter and Allen Model, Trustees
                        Trust under Para. I, Art. Sixth U/L/W/T
                           Leo Model
                        c/o Mr. Allen Model
                        Model Entities
                        310 South Juniper Street
                        Philadelphia, Pennsylvania 19107

            Business:   Leo Model Foundation, Inc.
                        c/o Mr. Allen Model
                        Model Entities
                        310 South Juniper Street
                        Philadelphia, Pennsylvania 19107

            Residence:  Allen Model
                        663 Bethlehem Pike
                        Flourtown, Pennsylvania 19031

            Residence:  Peter Model
                        500 East 63rd Street
                        New York, New York 10021

          (c) The principal occupations of Allen Model and Peter Model are as follows:

          Allen Model is a principal of Model Entities, 310 South
Juniper Street, Philadelphia, Pennsylvania and Peter Model is a professor at Rockefeller University, 1230 York Avenue, New York, New York.

          Schedule E, attached hereto, contains certain information with respect to the directors and executive officers (other than Allen Model and Peter Model) of the Leo Foundation, including their residence addresses, their principal occupations or employment, and the names, principal businesses and addresses of any corporation or other organization in which such employment is conducted.

          (d) Neither the Leo Foundation, Allen Model, Peter Model nor, to the knowledge of any of the Reporting Persons, any of the persons named in Exhibit E, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither the Leo Foundation, Allen Model, Peter Model nor, to the knowledge of any of the Reporting Persons, any of the persons named in Exhibit E, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Allen Model, Peter Model and, to the knowledge of the Reporting Persons, the persons named in Exhibit E are citizens of the United States.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

            The Shares were acquired by the Estate upon the death of Leo Model on February 21, 1982.

Item 4.     Purpose of Transaction
            ----------------------

            This Statement was originally filed because, as a result of the death of Leo Model on February 21, 1982, the Estate (of which Hans J. Frank, Allen Model and Peter Model were the executors ) acquired 302,063 Shares or approximately 13.7% of the total number of Shares outstanding at that time.

            The Reporting Persons and, to the knowledge of the Reporting Persons, the persons named in Exhibit E are presently holding their Shares for investment and do not have any plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons and, to the knowledge of the Reporting Persons, the persons named in Exhibit E, intend to review on a continuing basis their respective investments in the Issuer and may, depending on their evaluation of the Issuer's business and prospects and upon future developments, determine to increase or decrease, to dispose of or continue to hold such investments.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            (a) - (b)

                  (i) As of April 21, 1982, the Estate beneficially owned 302,063 Shares or approximately 13.7% of the total number of Shares outstanding at that time. These Shares did not include Shares owned by the Jane and Leo Foundation and Allen Model or Peter Model, individually, or as trustees, as to which the Estate disclaimed beneficial ownership.

                  As was previously reported in Amendment No. 2 to the Statement, on June 3, 1985, the Estate distributed 302,063 Shares, constituting all of the Shares held by it, to the Lead Trust.
Subsequent to the filing of Amendment No. 2, the Estate ceased to be a Reporting Person.

                  (ii) As a result of the aforesaid distribution, the Lead Trust beneficially owned 302,063 Shares or approximately 13.7% of the 2,198,148 Shares reported to be outstanding on February 28, 1985 and June 29, 1990. As a result of the sales described under Item 5(c), as of the date of this Amendment No. 4, the Lead Trust beneficially owns 232,693 Shares or approximately 11.7% of the 1,992,014 Shares reported to be outstanding on September 30, 1997 (the "Outstanding Shares"). Those Shares did not include Shares owned by Allen Model or Peter Model, individually or as trustees other than under the Lead Trust, the Leo Foundation or the Jane and Leo Foundation, as applicable, as to which the Lead Trust disclaims beneficial ownership.

                  (iii) As of April 21, 1982 and July 8, 1985, the Jane and Leo Foundation beneficially owned 14,467 Shares or approximately 0.7% of the total number of Shares outstanding on April 21, 1982 and February 28, 1985, respectively, as to which Allen Model and Peter Model, as directors and officers, shared voting and dispositive power. Those Shares did not include Shares owned by the Lead Trust and Allen Model or Peter Model, individually or as trustees, as to which the Jane and Leo Foundation disclaimed beneficial ownership.

                  As was previously reported in Amendment No. 3 to the Statement, on July 12, 1985, the Jane and Leo Foundation was merged into the Leo Foundation, and the surviving corporation, the Leo Foundation, succeeded to the ownership of 14,467 Shares, constituting all of the Shares which previously had been held by the Jane and Leo Foundation. Subsequent to the filing of Amendment No. 3, the Jane and Leo Foundation ceased to be a Reporting Person.

                  As a result, as of July 12, 1985, the Leo Foundation beneficially owned 14,467 Shares or approximately 0.7% of the 2,198,148 Shares reported to be outstanding on February 28, 1985, as to which Allen Model and Peter Model, as directors and officers, shared voting and dispositive power. These Shares did not include Shares owned by the Lead Trust and Allen Model or Peter Model, individually or as trustees, as to which the Leo Foundation disclaimed beneficial ownership.

                  On June 17, 1996, the Leo Foundation disposed of 2,000 Shares on the over-the-counter market. On October 23, 1997 and November 25, 1997, the Leo Foundation disposed of the remainder of the Shares owned by it (see Item 5(c) of this Amendment No. 4). Consequently, the Leo Foundation beneficially owns no Shares. Subsequent to the filing of this Amendment No. 4, the Leo Foundation will cease to be a Reporting Person.

                 (iv) As of April 21, 1982, Allen Model directly and beneficially owned 41,825 Shares or approximately 1.9% of the total number of Shares outstanding, as to which he exercised sole voting and dispositive power. Those Shares did not include the following Shares as to which Allen Model disclaimed beneficial ownership: 28,121 Shares held in trust for the benefit of Allen Model and his children and as to which Allen Model and Francis D. Adams, as trustees, shared voting and dispositive power; 302,063 Shares owned by the Estate; 14,467 Shares owned by the Jane and Leo Foundation; and 66,518 Shares held in an inter-vivos trust (the "Inter-vivos Trust") created under an Indenture dated March 21, 1977 as to which Allen Model and Peter Model, as trustees, shared voting and dispositive power.

                  As was previously reported in Amendment No. 1, on March 17, 1983 and March 31, 1983, the Inter-vivos Trust distributed 56,518 and 10,000 Shares respectively to two charitable institutions. Those 66,518 Shares constituted all of the Shares previously held by the Inter-vivos Trust. Accordingly, as of such dates, Allen Model, who was a co-trustee of the Inter-vivos Trust, may no longer be deemed to beneficially own these Shares.

                  As of July 8, 1985, Allen Model directly and beneficially owned 41,825 Shares or approximately 1.9% of the Shares reported to be outstanding on February 28, 1985, as to which he exercised sole voting and dispositive power. Allen Model may have also been deemed for purposes of Section 13(d) to beneficially own the following Shares: 28,121 Shares held in trust for the benefit of Allen Model and his children and as to which Allen Model and Francis D. Adams, as trustees, shared voting and dispositive power; 302,063 Shares owned by the Lead Trust; and 14,467 Shares owned by the Jane and Leo Foundation.

                  As of May 22, 1991, Allen Model directly and beneficially owned 41,825 Shares as to which he exercised sole voting and dispositive power. Allen Model may have been deemed for purposes of Section 13(d) to beneficially own the following Shares in addition to those Shares which he may have been deemed for purposes of Section 13(d) to beneficially own as of July 8, 1985: 1,267 Shares held by his wife, Pamela Model, which she received on September 29, 1988 from the estate of her father, William J. Grace, as to which Allen Model and Pamela Model shared voting and dispositive power. In the aggregate, as of May 22, 1991, Allen Model beneficially owned 387,743 Shares or approximately 17.6% of the Shares reported to be outstanding on June 29, 1990.

                  As a result of the sales described under Item 5(c), as of the date of this Amendment No. 4, Allen Model directly and beneficially owns 31,928 Shares as to which he exercises sole voting and dispositive power. Allen Model may also be deemed for purposes of
Section 13(d) to beneficially own the following Shares: 1,267 Shares held by his wife, Pamela Model, which she received on September 29, 1988 from the estate of her father, William J. Grace, as to which Allen Model and Pamela Model share voting and dispositive power; 21,663 Shares, remaining after the sales described under Item 5(c), held in trust for the benefit of Allen Model and his children and as to which Allen Model and Francis D. Adams, as trustees, share voting and dispositive power; and 232,693 Shares owned by the Lead Trust, remaining after the sales described under Item 5(c). In the aggregate, Allen Model beneficially owns 287,551 Shares or approximately 14.4% of the Outstanding Shares.

                  (v) As of April 21, 1982, Peter Model directly and beneficially owned 23,733 Shares or approximately 1.1% of the total number of Shares outstanding, as to which he exercised sole voting and dispositive power. Those Shares did not include the following Shares as to which Peter Model disclaimed beneficial ownership: 28,121 Shares held in trust for the benefit of Peter Model and his children and as to which Peter Model and Peter Goldman, as trustees, shared voting and dispositive power; 302,063 Shares owned by the Estate; 14,467 Shares owned by the Jane and Leo Foundation; and 66,518 Shares held in the Inter-vivos Trust, as to which Peter Model and Allen Model, as trustees, shared voting and dispositive power.

                  As was previously reported in Amendment No. 1, on March 17, 1983 and March 31, 1983, the Inter-vivos Trust distributed 56,518 and 10,000 Shares respectively to two charitable institutions. Those 66,518 Shares constituted all of the Shares previously held by the Inter-vivos Trust. Accordingly, as of such dates, Peter Model, who was a co-trustee of the Inter-vivos Trust, may no longer be deemed to beneficially own these Shares.

                  As of July 8, 1985, Peter Model directly and beneficially owned 23,733 Shares or approximately 1.1% of the Shares outstanding on February 28, 1985, as to which he exercised sole voting and dispositive power. Peter Model may have also been deemed for purposes of Section 13(d) to beneficially own the following Shares:
28,121 Shares held in trust for the benefit of Peter Model and his children and as to which Peter Model and Peter Goldman, as trustees, shared voting and dispositive power; 302,063 Shares owned by the Lead Trust; and 14,467 Shares owned by the Jane and Leo Foundation.

                  As of May 22, 1991, Peter Model directly and beneficially owned 23,733 Shares as to which he exercised sole voting and dispositive power. Peter Model may have also been deemed for purposes of Section 13(d) to beneficially own the following Shares:
28,121 Shares held in trust for the benefit of Peter Model and his children and as to which Peter Model and Peter Goldman, as trustees, shared voting and dispositive power; 302,063 Shares owned by the Lead Trust; and 14,467 Shares owned by the Leo Foundation. In the aggregate, Peter Model beneficially owned 368,384 Shares or approximately 16.6% of the Shares reported to be outstanding on June 29, 1990.

                  As a result of the sales described under Item 5(c) and of the transfer of 8,600 Shares to his step-daughter, Sascha Russel, as to which Shares he disclaims beneficial ownership, as of the date of this Amendment No. 4, Peter Model directly and beneficially owns 11,658 Shares as to which he exercises sole voting and dispositive power. Peter Model may also be deemed for purposes of
Section 13(d) to beneficially own the following Shares: 21,663 Shares, remaining after the sales described under Item 5(c), held in trust for the benefit of Peter Model and his children and as to which Peter Model and Peter Goldman, as trustees, share voting and dispositive power; and 232,693 Shares owned by the Lead Trust, remaining after the sales described under Item 5(c). In the aggregate, Peter Model beneficially owns 266,014 Shares or approximately 13.4% of the Outstanding Shares.

            Accordingly, as of April 21, 1982, the Estate, the Jane and Leo Foundation and Allen Model and Peter Model, individually and as trustees, may have, in the aggregate, been deemed to beneficially own 504,848 Shares or approximately 23.0% of the total number of Shares outstanding. Such Shares did not include: 955 Shares owned by Anne Marie Model, the stepmother of Allen Model and Peter Model; 1,040 Shares owned by Josephine Model, widow of Leo Model's brother, Theodor Model; and 3,440 Shares owned by Michael Model, son of Theodor Model.

            As of May 23, 1983, the aggregate number of Shares which the Estate, the Jane and Leo Foundation and Allen and Peter Model, individually and as trustees, may have been deemed to beneficially own was 438,330, or 19.9% of the total number of Shares outstanding.

            As of July 8, 1985, the Lead Trust, the Jane and Leo Foundation and Allen Model and Peter Model, individually and as trustees, may have been deemed to beneficially own, in the aggregate, 438,330 Shares or approximately 19.9% of the Shares reported to be outstanding on February 28, 1985. Such Shares did not include 955 Shares owned by Anne Marie Model, the stepmother of Allen Model and Peter Model, 1,040 shares owned by Josephine Model, widow of Leo Model's brother, Theodor Model, and 3,440 Shares owned by Michael Model, son of Theodor Model, as to which the reporting persons disclaimed beneficial ownership.

            As of May 22, 1991, the Reporting Persons may have been deemed to beneficially own, in the aggregate, 439,597 Shares or approximately 20% of the Shares reported to be outstanding on June 29, 1990. Such Shares did not include 1,040 Shares owned by Josephine Model, widow of Leo Model's brother, Theodor Model, and 3,440 Shares owned by Michael Model, son of Theodor Model, as to which the Reporting Persons disclaimed beneficial ownership.

            As of the date of this Amendment No. 4, the Reporting Persons may be deemed to beneficially own, in the aggregate, 320,872 Shares or approximately 16.1% of the Outstanding Shares. Such Shares do not include 1,040 Shares owned by Josephine Model, widow of Leo Model's brother, Theodor Model, 3,440 Shares owned by Michael Model, son of Theodor Model, and 6,625 Shares owned by Sascha Russel, stepdaughter of Peter Model, remaining after private sales of 198 and 1,777 Shares on October 23, 1997 and November 25, 1997, respectively, to Kimco Realty Services, Inc. ("Kimco"), as to which the Reporting Persons disclaim beneficial ownership.

                  (vi) As of May 22, 1991, the directors and executive officers (excluding Allen Model and Peter Model) of the Leo Foundation named in Exhibit E had the following interest in the Shares: Pamela Model may have been deemed for purposes of Section 13(d) to beneficially own 14,467 Shares owned by the Leo Foundation, as to which she, as a director and officer, shared voting and dispositive power. Pamela Model also owned 1,267 Shares which she received from the estate of her father, William J. Grance, as to which voting and dispositive power was shared with her husband, Allen Model. In the aggregate, 15,734 Shares were beneficially owned by Pamela Model or approximately 0.7% of the Shares outstanding on June 29, 1990.

                  As of May 22, 1991, John Nevins may have been deemed for purposes of Section 13(d) to beneficially own 14,467 Shares owned by the Leo Foundation, as to which John Nevins, as a director and officer, shared voting and dispositive power. John Nevins also beneficially owned 224 Shares as to which he exercised sole voting and dispositive power. As of May 22, 1991, in the aggregate, 14,691 Shares were beneficially owned by John Nevins or approximately 0.7% of the Shares outstanding on June 29, 1990.

                  As of May 22, 1991, Marjorie Russel may have been deemed for purposes of Section 13(d) to beneficially own 14,467 Shares owned by the Leo Foundation, as to which Marjorie Russell, as a director, shared voting and dispositive power. The Shares beneficially owned by Marjorie Russell constituted approximately 0.7% of the Shares outstanding on June 29, 1990.

                  The Reporting Persons disclaim the existence of any group organized for the purpose of acquiring, holding, voting or disposing of any Shares.

            (c) During the sixty days preceding the date of this Amendment No. 4, the following transactions in the Shares were effected:

                 (i) The Lead Trust privately sold 6,972 and 62,398 Shares on October 23, 1997 and November 25, 1997, respectively, to Kimco at a per Share price of $10-1/2.

                (ii) The Leo Foundation privately sold 288 and
12,179 Shares on October 23, 1997 and November 25, 1997, respectively, to Kimco at a per Share price of $10-1/2.

               (iii) Allen Model privately sold 995 and 8,902
Shares on October 23, 1997 and November 25, 1997, respectively, to Kimco at a per Share price of $10-1/2. In addition, 649 and 5,809 Shares held in trust for the benefit of Allen Model and his children and as to which Allen Model and Francis D. Adams, as trustees, shared voting and dispositive power, were privately sold on October 23, 1997 and November 25, 1997, respectively, to Kimco at a per Share price of $10-1/2. Accordingly, as of such dates, Allen Model, who is a trustee and a beneficiary of this trust, may no longer be deemed to beneficially own these Shares.

                  (iv) Peter Model privately sold 349 and 3,126 Shares on October 23, 1997 and November 25, 1997, respectively, to Kimco at a per Share price of $10-1/2. In addition, 649 and 5,809 Shares held in trust for the benefit of Peter Model and his children and as to which Peter Model and Peter Goldman, as trustees, shared voting and dispositive power, were privately sold on October 23, 1997 and November 25, 1997, respectively, to Kimco at a per Share price of $10-1/2. Accordingly, as of such dates, Peter Model, who is a trustee and a beneficiary of this trust, may no longer be deemed to beneficially own these Shares.

Item 6.     Contracts, Arrangements, Understandings or
            Relations with Respect to Securities of
            the Issuer.
            ------------------------------------------

            Neither any of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any of the persons named in Exhibit E, has any contract, arrangement, understanding or relationship with any person with respect to any Shares.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            The following are filed herewith as Exhibits to the
Schedule 13D:

            Exhibit E* -        Certain information relating
                                to the directors and executive
                                officers of the Leo Foundation.

            Exhibit F -         Agreement among the Lead Trust, the Leo
                                Foundation, Allen Model and Peter Model with respect to the filing of an Amendment to the
                                Schedule 13D.


                              SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated: December 18, 1997.

                                      TRUST UNDER PARAGRAPH I, ARTICLE SIXTH
                                      U/L/W/T LEO MODEL

                                      By:  /s/Allen Model
                                          -----------------------------------
                                           Allen Model, Trustee

                                      By:  /s/Peter Model
                                          -----------------------------------
                                           Peter Model, Trustee



                                      LEO MODEL FOUNDATION, INC.

                                      By:  /s/ Allen Model
                                          ------------------------------------
                                           Allen Model, President and Director

                                      By:   /s/Peter Model
                                          ------------------------------------
                                           Peter Model, Vice-President
                                              and Director



                                      /s/ Allen Model
                                     -----------------------------------------
                                      Allen Model


                                      /s/ Peter Model
                                     -----------------------------------------
                                      Peter Model